UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July, 2010

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	FRN Variable Rate Fix dated 3 June 2010
Exhibit No. 2	FRN Variable Rate Fix dated 4 June 2010
Exhibit No. 3	Early Redemption dated 7 June 2010
Exhibit No. 4	Director/PDMR Shareholding dated 9 June 2010
Exhibit No. 5	Chris Lucas speaks at Madrid investor conference dated 10 June 2010
Exhibit No. 6	FRN Variable Rate Fix dated 10 June 2010
Exhibit No. 7	Director/PDMR Shareholding dated 10 June 2010
Exhibit No. 8	Director/PDMR Shareholding dated 11 June 2010
Exhibit No. 9	Director/PDMR Shareholding dated 15 June 2010
Exhibit No. 10	Publication of Prospectus - Replacement dated 16 June 2010
Exhibit No. 11	FRN Variable Rate Fix dated 17 June 2010
Exhibit No. 12	FRN Variable Rate Fix dated 17 June 2010
Exhibit No. 13	Change of Issuer dated 18 June 2010
Exhibit No. 14	FRN Variable Rate Fix dated 18 June 2010
Exhibit No. 15	FRN Variable Rate Fix dated 18 June 2010
Exhibit No. 16	FRN Variable Rate Fix dated 21 June 2010
Exhibit No. 17	Director/PDMR Shareholding dated 21 June 2010
Exhibit No. 18	FRN Variable Rate Fix dated 22 June 2010
Exhibit No. 19	FRN Variable Rate Fix dated 22 June 2010
Exhibit No. 20	Publication of Prospectus dated 22 June 2010
Exhibit No. 21	FRN Variable Rate Fix dated 25 June 2010
Exhibit No. 22	FRN Variable Rate Fix dated 25 June 2010
Exhibit No. 23	FRN Variable Rate Fix dated 25 June 2010
Exhibit No. 24	Barclays Global Retail Banking investor seminar dated 30 June 2010
Exhibit No. 25	Total Voting Rights dated 30 June 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: July 01, 2010

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: July 01, 2010

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

Exhibit No.1

As Agent Bank, please be advised of the following rate determined on: 02/06/10
Issue	¦ Barclays Bank Plc - Series 171 - GBP 1,500,000,000 FRN due 2nd Dec 2011

ISIN Number	¦ XS0403435638
ISIN Reference	¦ 40343563
Issue Nomin GBP	¦ 1,500,000,000
Period	¦ 02/06/10 to 02/12/10		Payment Date 02/12/10
Number of Days	¦ 183
Rate	¦ 1.28375
Denomination GBP	¦ 50,000	¦ 1,500,000,000	¦ 1,000

Amount Payable per Denomination	¦ 321.82	¦ Pok9,654,503.42	¦ XS0403435638

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.2

As Agent Bank, please be advised of the following rate determined on: 03/06/10
Issue	¦ Barclays Bank Plc - Series 172 - USD 2,000,000,000 FRN due 5 December 2011

ISIN Number	¦ XS0403958571
ISIN Reference	¦ 40395857
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 07/06/10 to 06/07/10		Payment Date 06/07/10
Number of Days	¦ 29
Rate	¦ 1.40088
Denomination USD	¦ 50,000	¦ 1,000	¦

Amount Payable per Denomination	¦ 56.42	¦ 1.13	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.3

Please be advised the following issue will be redeemed due to a EARLY REDEMPTION on 14 Jun 2010

Barclays - Series 6481 - XS0256351320 - Maturity Date 12 Jun 2036 - O/S Nominal EUR 2,000,000

The outstanding balance will therefore be zero

Please amend your records accordingly.

Exhibit No.4

9 June 2010

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

1.   Barclays PLC (the "Company") was notified on 8 June 2010 that, on 4 June 2010, following the reinvestment of the interim dividend for the year ended 31 December 2010, the following Directors/
Persons Discharging Managerial Responsibilities
("PDMR") had received ordinary shares in the Company as follows:

Director/PDMR	No. of Shares Received	Price
M Agius	369	307.20p
T Kalaris	10,396	307.20p

2.   The trustee of the Barclays Group Sharepurchase Plan, an HM Revenue and Customs approved all employee share plan, informed the Company on 8 June 2010 that it had on 7 June 2010 acquired, and now held as bare trustee of the Barclays Group Sharepurchase Plan, the following ordinary shares in the capital of the Company, following the reinvestment of the interim dividend for the year ended 31 December 2010, for the following Directors/ PDMRs at a price of
299.24
p per share:

Director/PDMR	No. of Shares Received
J Varley	15
C Lucas	7
M Harding	4
R Le Blanc	1
C Turner	16

The revised total shareholding for each Director following these transactions is as follows:

Director	Beneficial Holding	Non-Beneficial Holding
M Agius	114,364	-
J Varley	907,372	-
C Lucas	185,562	-

Exhibit No.5

10 June 2010

Barclays PLC

Chris Lucas speaks at Madrid investor conference

Chris Lucas, Group Finance Director of Barclays PLC, will today speak at the
Goldman Sachs European Financials Conference
in Madrid.

A copy of Mr Lucas' remarks, which contain no material new information, will be available for viewing from later today in the Investor Relations section of the Barclays Group website.

-ENDS-

For further information please contact:

Investor Relations	Media Relations
Stephen Jones	Alistair Smith
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132

About Barclays
Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the United States, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 144,200 people. Barclays moves, lends, invests and protects money for 48 million customers and clients worldwide. For further information about Barclays, please visit our website
www.barclays.com
.

Exhibit No.6

As Agent Bank, please be advised of the following rate determined on: 09/06/10
Issue	¦ Barclays Bank PLC - Series 155 - USD 500,000,000 Callable Subordinated FRN due 11 Sep 2017

ISIN Number	¦ XS0229313696
ISIN Reference	¦ 22931369
Issue Nomin USD	¦ 500,000,000
Period	¦ 11/06/10 to 13/09/10		Payment Date 13/09/10
Number of Days	¦ 94
Rate	¦ 0.73656
Denomination USD	¦ 1,000	¦ 100,000	¦ 500,000,000

Amount Payable per Denomination	¦ 1.92	¦ Pok192.32	¦ XS0229313696

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.7

10 June 2010

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

1.  The independent nominee of the Barclays ESAS Nominee Arrangement notified Barclays PLC      (the "Company") on 9 June 2010 that it had on 4 June 2010 exercised its discretion and re-invested the interim dividend for 2010 in ordinary shares of the Company at a price of 304.0074p per share. The number of shares received is as follows:

Director/PDMR	No. of shares received
J Varley	390
R E Diamond	4,964
J Del Missier	3,090
M Harding	81
T Kalaris	1,704
A Jenkins	190
R Le Blanc	484
R Ricci	773
C Turner	65

2.   The independent nominee of the Barclays Corporate Nominee Arrangement notified the Company on 9 June 2010 that it had on 4 June 2010 exercised its discretion and re-invested the interim dividend for the year ended 31 December 2010 in ordinary shares of the Company at a price of 304.0074p per share for the following Directors/
Persons Discharging Managerial Responsibilities
("PDMRs"). The number of shares received is as follows:

Director/PDMR	No. of shares received
J Varley	541
C Lucas	274
R Le Blanc	34
C Turner	269

The revised total shareholding for each Director following these transactions is as follows:

Director	Beneficial Holding	Non-Beneficial Holding
R E Diamond	9,537,271	-
C Lucas	185,836	-
J Varley	908,303	-

Exhibit No.8

11 June 2010

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

The Company was notified on 10 June 2010 by the Administrators of the Dividend Reinvestment Plan (the "Plan") that on 4 June 2010, following the re-investment of the interim dividend for the year ended 31 December 2010, the following Directors/
Persons Discharging Managerial Responsibilities
("PDMRs") (or their connected persons) had received ordinary shares in the Company under the Plan at a price of 304.1617p per share. The number of shares received is as follows:

Director/PDMR	No. of shares received
R J Broadbent	48
M D Harding	4
A P Jenkins	54
C G Lucas	327
C L Turner	354

The revised total shareholding for Sir Richard Broadbent following this transaction is as follows:

Director	Beneficial Holding	Non-Beneficial Holding
R J Broadbent	36,741	-

The announcements made on 9 and 10 June 2010 in respect of John Varley and Chris Lucas contained incorrect totals for their revised beneficial holdings.  The revised beneficial holdings for John Varley and Chris Lucas as at 11 June 2010 are as follows:

Director	Beneficial Holding	Non-Beneficial Holding
C G Lucas	187,218	-
J Varley	979,525	-

Exhibit No.9

15 June 2010

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

Barclays PLC (the "Company") was notified by a third party custodian on 14 June 2010 that, on 10 June 2010, following the reinvestment of the interim dividend for the year ending 31 December 2010, Mr T Kalaris and his connected persons received 5,718 ordinary shares in the Company at a price of
307.2033
p per share.

Exhibit No.10

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus dated 15 June 2010 for the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7379N_1-2010-6-16.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary
Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT:
You must read the following before continuing: The following applies to the Prospectus available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Prospectus. In accessing the Prospectus, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.
THE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE PROSPECTUS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.
NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE PROSPECTUS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.
Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.
Confirmation of your Representation:
In order to be eligible to view the Prospectus or make an investment decision with respect to any Notes issued or to be issued pursuant to the Prospectus, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Prospectus, you shall be deemed to have represented that you are not a U.S. person or that you are a QIB, and that you consent to delivery of the Prospectus via electronic publication.
You are reminded that the Prospectus has been made available to you on the basis that you are a person into whose possession the Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Prospectus to any other person.
The Prospectus does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuers in such jurisdiction. Under no circumstances shall the Prospectus constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Prospectus, in any jurisdiction in which such offer, solicitation or sale would be unlawful.
The Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuers, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Prospectus made available to you in electronic format and the hard copy version available to you on request from the issuers.

Exhibit No.11

Re:	BARCLAYS BANK PLC.
GBP 2000000000
MATURING: 16-May-2018
ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Jun-2010 TO 16-Jul-2010 HAS BEEN FIXED AT 1.118750 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Jul-2010 WILL AMOUNT TO:
GBP 45.98 PER GBP 50000 DENOMINATION

Exhibit No.12

Re:	BARCLAYS BANK PLC.
GBP 1000000000
MATURING: 16-May-2019
ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Jun-2010 TO 16-Jul-2010 HAS BEEN FIXED AT 1.118750 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Jul-2010 WILL AMOUNT TO:
GBP 45.98 PER GBP 50000 DENOMINATION

Exhibit No.13

18 June 2010

Change of Issuer

Change of issuer re £500,000,000 2.375 per cent fixed rate guaranteed notes due 25 February 2011 issued by Standard Life Bank plc (ISIN: XS0414263490) (the
Notes
)

Following the transfer of the banking business of Standard Life Bank plc (
SLB
) to Barclays Bank PLC by means of a statutory banking business transfer under Part VII of the Financial Services and Markets Act 2000, Barclays Bank PLC has assumed the obligations of SLB in respect of the Notes and has become the issuer of the Notes with effect from 1 June 2010.

Exhibit No.14

As Agent Bank, please be advised of the following rate determined on: 17/06/10
Issue	¦ Barclays Bank PLC - Series 132 - EUR 40,000,000 SUB FRN due 19 Jun 2018

ISIN Number	¦ XS0170401623
ISIN Reference	¦ 17040162
Issue Nomin EUR	¦ 40,000,000
Period	¦ 21/06/10 to 20/12/10		Payment Date 20/12/10
Number of Days	¦ 182
Rate	¦ 1.451
Denomination EUR	¦ 40,000,000	¦	¦

Amount Payable per Denomination	¦ 293,424.44	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.15

As Agent Bank, please be advised of the following rate determined on: 17/06/10
Issue	¦ Barclays Bank Plc - Series 175 - USD 2,000,000,000 FRN due 19 December 2011

ISIN Number	¦ XS0406399427
ISIN Reference	¦ 40639942
Issue Nomin USD	¦ 2,000,000,000
Period	¦ 21/06/10 to 19/07/10		Payment Date 19/07/10
Number of Days	¦ 28
Rate	¦ 1.2975
Denomination USD	¦ 100,000	¦ 2,000,000,000	¦ 1,000

Amount Payable per Denomination	¦ 100.92	¦ Pok2,018,333.33	¦ XS0406399427

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.16

As Agent Bank, please be advised of the following rate determined on: 18/06/10
Issue	¦ Barclays Bank PLC - Series no 86 - EUR 100,000,000 Subordinated FRN due 22 Mar 2021

ISIN Number	¦ XS0126504421
ISIN Reference	¦ 12650442
Issue Nomin EUR	¦ 100,000,000
Period	¦ 22/06/10 to 22/09/10		Payment Date 22/09/10
Number of Days	¦ 92
Rate	¦ 1.202
Denomination EUR	¦ 100,000,000	¦	¦

Amount Payable per Denomination	¦ 307,177.78	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.17

21 June 2010

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

Barclays PLC (the "Company") was notified by a third party custodian on 18 June 2010 that, on 4 June 2010, following the reinvestment of the interim dividend for the year ending 31 December 2010, Mr A Jenkins received 3,663 ordinary shares in the Company at a price of £3.072033 per share.

Exhibit No.18

As Agent Bank, please be advised of the following rate determined on: 21/06/10
Issue	¦ Barclays Bank PLC - Series 143 - EUR 50,000,000 Floating Rate Notes due 23 Dec 2023

ISIN Number	¦ XS0183122398
ISIN Reference	¦ 18312239
Issue Nomin EUR	¦ 50,000,000
Period	¦ 23/06/10 to 23/09/10		Payment Date 23/09/10
Number of Days	¦ 92
Rate	¦ 1.083
Denomination EUR	¦ 50,000,000	¦	¦

Amount Payable per Denomination	¦ 138,383.33	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.19

As Agent Bank, please be advised of the following rate determined on: 21/06/10
Issue	¦ Barclays Bank PLC - Series 159 - USD 1,500,000,000 Floating Rate SUB Note due 23 Mar 2017

ISIN Number	¦ XS0292937165
ISIN Reference	¦ 29293716
Issue Nomin USD	¦ 1,500,000,000
Period	¦ 23/06/10 to 23/09/10		Payment Date 23/09/10
Number of Days	¦ 92
Rate	¦ 0.71338
Denomination USD	¦ 1,500,000,000	¦	¦

Amount Payable per Denomination	¦ 2,734,623.33	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.20

Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to Barclays Bank PLC's issue of €400,000,000 Floating Rate Notes due January 2013 under the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0744O_1-2010-6-22.pdf

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London  E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT
:
You must read the following before continuing
: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms.  In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.
THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER.  THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "
SECURITIES ACT
").  ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED.  FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.
NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION.  ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION.  ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.
Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms is not addressed. Prior to relying on the information contained in the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.
Confirmation of your Representation
: In order to be eligible to view the Final Terms or make an investment decision with respect to any Notes issued or to be issued pursuant to the Final Terms, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act).  By accessing the Final Terms, you shall be deemed to have represented that you are not a U.S. person, and that you consent to delivery of the Final Terms via electronic publication.
You are reminded that the Final Terms has been made available to you on the basis that you are a person into whose possession the Final Terms may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms to any other person.
The Final Terms does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law.  If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction.
Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.
The Final Terms has been made available to you in an electronic form.  You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request from the issuer.
Exhibit No.21

As Agent Bank, please be advised of the following rate determined on: 24/06/10
Issue	¦ Barclays Bank PLC - Series 78 - EUR 100,000,000 Subordinated FRN due 28 Dec 2040

ISIN Number	¦ XS0122679243
ISIN Reference	¦ 12267924
Issue Nomin EUR	¦ 100,000,000
Period	¦ 28/06/10 to 28/09/10		Payment Date 28/09/10
Number of Days	¦ 92
Rate	¦ 1.132
Denomination EUR	¦ 100,000,000	¦	¦

Amount Payable per Denomination	¦ 289,288.89	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 22

As Agent Bank, please be advised of the following rate determined on: 24/06/10
Issue	¦ Barclays Bank PlLC - Series 134 - EUR 100,000,000 Fixed/Floating Rate Notes due 27 Jun 2018

ISIN Number	¦ XS0171418568
ISIN Reference	¦ 17141856
Issue Nomin EUR	¦ 100,000,000
Period	¦ 27/06/10 to 27/06/11		Payment Date 27/06/11
Number of Days	¦ 360
Rate	¦ 1.638
Denomination EUR	¦ 100,000,000	¦	¦

Amount Payable per Denomination	¦ 1,638,000.00	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No. 23

As Agent Bank, please be advised of the following rate determined on: 24/06/10
Issue	¦ Barclays Bank PLC - Series 158 - USD 50,000,000 Floating Rate SUB Notes due 27 Jun 2016

ISIN Number	¦ XS0259172277
ISIN Reference	¦ US06738CKJ70
Issue Nomin USD	¦ 750,000,000
Period	¦ 28/06/10 to 28/09/10		Payment Date 28/09/10
Number of Days	¦ 92
Rate	¦ 0.73719
Denomination USD	¦ 750,000,000	¦	¦

Amount Payable per Denomination	¦ 1,412,947.50	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

 Exhibit No. 24

30 June 2010

Barclays PLC

Global Retail Banking Investor Seminar

Barclays PLC ("Barclays") is holding an investor seminar today focused on Global Retail Banking ("GRB") comprising UK Retail Banking, Barclaycard, Western Europe Retail Banking and Barclays Africa.

The presentations will principally cover the strategy, operations and performance of GRB and will set out the financial objectives for GRB over the period 2010-2013.  In particular, the presentations set out plans over this period for achieving GRB's targets of:

 - mid-single digit compound annual growth for income;
 - broadly stable net interest margins; and
 - tight cost control to deliver average net cost growth of 2-3% per annum from a 2009 baseline of £5.7 billion.

These targets, which are subject to current macro-economic planning assumptions, are designed to deliver strong compound annual profit growth over the period 2010 to 2013 for GRB in aggregate.

In this context Barclays has set a target for GRB to achieve an average return on equity through the cycle of 13-15%.

A copy of the presentations is available in the Investor Relations section of the Barclays Group website and accompanying remarks will be posted on the website shortly after the speakers conclude their comments.

The seminar will commence at 12:00 London time for registration and lunch, followed by the presentations from 13:00-17:00.  To access the live conference call, please dial 0845 401 9092 (UK), +1 866 403 1258 (US) or +44 20 3023 4419 (all other locations).  Access code: 'Barclays'. A live webcast of the call will also be available at:
www.barclays.com/investorrelations
.

-ENDS-

For further information please contact:

Investor Relations	Media Relations
Stephen Jones	Alistair Smith
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132

About Barclays PLC

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 144,000 people. Barclays moves, lends, invests and protects money for over 48 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

Exhibit No. 25

30 June 2010

Barclays PLC - Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of
12,045,214,194
ordinary shares with voting rights as at 29 June 2010. There are no ordinary shares held in Treasury.

The above figure (
12,045,214,194
) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.